SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

SENSTAR TECHNOLOGIES LTD.
(Name of Registrant)

10th F. Gibor Sport Tower
7 Menachem Begin Road
Ramat Gan 5268102, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

Senstar Technologies Ltd. (“Senstar”)

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Proxy Statement for Annual General Meeting to be held December 6, 2022
99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SENSTAR TECHNOLOGIES LTD. (Registrant)

By:	/s/ Doron Kerbel
Doron Kerbel
V.P. General Counsel & Company Secretary

Date:  November 10, 2022

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Proxy Statement for Annual General Meeting to be held December 6, 2022
99.2	Form of Proxy Card